UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Fundrise Innovation Fund II, LLC

Address of Principal Business Office:

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

Telephone Number (including area code): (202) 584-0550

Name and Address of Agent for Service of Process:

Bjorn J. Hall

Rise Companies Corp.

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

With Copies to:

Steven B. Boehm, Esq.

Owen J. Pinkerton, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:    Yes  ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Washington, District of Columbia on the 8th day of June, 2026.

Fundrise Innovation Fund II, LLC

By:	/s/ Benjamin S. Miller
Benjamin S. Miller
Chief Executive Officer

Attest:	/s/ Bjorn J. Hall
Bjorn J. Hall
General Counsel